

Brandon Lee · 3rd

Chief Technology Officer at Nwicode CMS

Colorado Springs, Colorado, United States · Contact info

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Nwicode CMS

University of Colorado Colorado Springs

Experience

Chief Technology Officer

Nwicode CMS · Freelance
Feb 2021 – Present · 5 mos
New City, New York, United States

Owner/Operator

Edison Apps, LLC · Self-employed
Sep 2016 – Present · 4 yrs 10 mos
Colorado Springs, Colorado Area

Digital Marketing Agency, specializing in helping small businesses grow sales by using mobile technology solutions, mobile marketing strategies, and customer focused UX app/website design. ...see more

Owner

All Star DJs · Self-employed
Feb 1996 – Present · 25 yrs 5 mos
Colorado Springs, Colorado Area

Full service DJ and entertainment company for all of Colorado. Specializing in Weddings and Corporate Events. Stellar sound, lighting and event coordination. We ...see more

Vice President Board Of Directors

Grand Peak Academy
Dec 2015 – Present · 5 yrs 7 mos
Colorado Springs, Colorado Area

As elected public officials, school board members are in a unique position to serve as a link between the school system and the public – connecting schools to the public and interpreting the public's views of the schools. It is ...see more

Education

University of Colorado Colorado Springs

BA, Communications
1994 – 1999

Volunteer experience

Cubmaster for Pack 255, Den Leader, Committee Member

Boys Scouts Of America
May 2013 – Present • 8 yrs 2 mos
Children

We help the pack go. Volunteers make or break Cub Scout packs. I started as an Assistant Den Leader for a Tiger Den and then became the Den Leader from Wolf - Webelos II. During that time I was also the Assistant Cubmaster for 1 year and Cubmaster for 3 years. I also served on committees for special events. I received the Cubmaster of the year award in 2016. Currently serving as a committee member (2020) helping the pack continue to move forward.

Coach

Austin Bluffs Lightning Club Hockey Team
Mar 2017 – Jun 2018 • 1 yr 4 mos
Children

Head coach for a co-ed team of club level, roller hockey players. I love hockey roller & ice! Having the opportunity to

help my son and his teammates grow their love for the game, their skills within the game and teach them how to win and lose with pride is one of my biggest sources of happiness. I have used what I've learned from cub scouts to help motivate and engage with these young people and it's helped all of us grow as individuals and as a team.